SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                CLICK2LEARN, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   186815 10 6
                                 (CUSIP Number)


                                NOVEMBER 3, 2003
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)
     [x]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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
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CUSIP NO. 186815106                                           13G                                         PAGE   2   OF   6   PAGES
          ---------                                                                                            -----    -----
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
------- ---------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:                                     BURGUETE INVESTMENT PARTNERSHIP, L.P.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------- ---------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a) |_|
        (b) |_|
------- ---------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------- ---------------------------------------------------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        WASHINGTON
------- ---------------------------------------------------------------------------------------------------------------------------
                               5       SOLE VOTING POWER
NUMBER OF
                                       2,114,936
SHARES                         ----------------------------------------------------------------------------------------------------
                               6       SHARED VOTING POWER
BENEFICIALLY

OWNED BY                       ----------------------------------------------------------------------------------------------------
                               7       SOLE DISPOSITIVE POWER
EACH
                                       2,114,936
REPORTING                      ----------------------------------------------------------------------------------------------------
                               8       SHARED DISPOSITIVE POWER
PERSON

WITH:
------- ---------------------------------------------------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,114,936
------- ---------------------------------------------------------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)
        |_|
------- ---------------------------------------------------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.4%
------- ---------------------------------------------------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
------- ---------------------------------------------------------------------------------------------------------------------------

                                                       PAGE   3   OF   6   PAGES
                                                            -----    -----


ITEM 1.

     (a)  NAME OF ISSUER
          --------------
          The name of the issuer is CLICK2LEARN, INC.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
          -----------------------------------------------
          The address of the principal executive offices of the Issuer is 110 110th Avenue N.E., Bellevue, WA 98004


ITEM 2.

     (a)  NAME OF PERSON FILING.
          ----------------------
          This statement is being filed by Burguete Investment Partnership, L.P.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
          ------------------------------------------------------------
          The principal address of the Reporting Person is P.O. Box 3439, Blaine, WA 98231-3439

     (c)  CITIZENSHIP.
          ------------
          Limited Partnership organized under the laws of the State of Washington.

     (d)  TITLE OF CLASS OF SECURITIES.
          -----------------------------
          Common Stock

     (e)  CUSIP NUMBER.
          -------------
          186815 10 6


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK
        ------------------------------------------------------------------------
        WHETHER THE PERSON FILING IS A:
        -------------------------------
        (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

        (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

        (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940


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        (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

        (g)  [ ]  Parent Holding Company, in accordance with ss.
                  240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h)  [ ]  Group, in accordance with ss.240.13d-1(b)(ii)(H)


ITEM 4. OWNERSHIP
        ---------

        (a) AMOUNT BENEFICIARY OWNED: 2,114,936 shares of common stock, which includes 471,317 shares issuable upon exercise of warrants that are first exercisable on January 3, 2004.

        (b) PERCENT OF CLASS: 6.4% based upon 32,626,371 shares of the Issuer's common stock outstanding as of October 15, 2003, as reported on the Issuer's Form 10-Q for the quarterly period ended September 30, 2003 and filed with the SEC on November 12, 2003.

        (c) Of the shares beneficially owned by Burguete Investment Partnership, L.P., Burguete has the power to vote or dispose of the shares as follows:

             (i)   Sole power to vote or direct the vote: 2,114,936
             (ii)  Shared power to vote or direct the vote: 0
             (iii) Sole power to dispose or direct the disposition of: 2,114,936
             (iv)  Shared power to dispose or direct the disposition of: 0

             The shares owned, and the shares issuable upon exercise of the warrants, were originally owned by James and Kristy Tiampo and Verbier Investment, who transferred their ownership position to Burguete in October 2003.

             The 471,317 shares issuable upon exercise of warrants are subject to a limitation that prohibits the warrant holder from exercising a warrant if the exercise would result in the holder owing more than 4.999% of the Issuer's outstanding stock. A warrant holder may waive the 4.999% limitation by providing a written notice to the Issuer. The notice becomes effective 61 days after delivery. On November 3, 2003, Burguete Investment Partnership submitted notice to the Issuer waiving the exercise limitation of the warrants and acknowledging that the waiver will not be effective until the 61st day after delivery of notice to the Company.

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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ?


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
        ---------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        ----------------------------------------------------------------------
        SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.
        ---------------------------------------------------

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
        ---------------------------------------------------------

        Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP
        ------------------------------

        Not applicable.


ITEM 10.CERTIFICATION
        -------------

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

ITEM 11.     EXHIBITS
             --------

             None


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Burguete Investment Partnership, LP
                                             a Washington Limited Partnership


Dated: November 17, 2003
                                             /s/  James Tiampo
                                             -----------------
                                             By: James Tiampo, General Partner